

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Facsimile and U.S. Mail

April 12, 2011

Samuel Wolfe
Chief Executive Officer, President and Director
Unique Underwriters, Inc.
5650 Colleyville Blvd.
Colleyville, Texas 76034

> **Re: Unique Underwriters, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 16, 2011**
> **File No. 333-172850**

Dear Mr. Wolfe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Following your Calculation of Registration Fee table, you have included paragraphs numbered (3) and (4) which each reference the exercise of outstanding warrants. However, your disclosure in the registration statement does not discuss any such warrants and you have not included a reference for (3) or (4) in your fee table. If you are seeking to register outstanding warrants or shares underlying outstanding warrants, please revise your table to include a reference for (3) and (4) and expand your disclosure to describe the warrants in your registration statement, including the terms thereof, the private placement in which they were issued, and corresponding financial statement disclosure. If you are not seeking to register warrants or shares underlying warrants, please remove these footnotes from this table.

2. Throughout the registration statement you disclose that the selling shareholders are selling shares of your common stock at various different fixed prices per share, including at $0.085 (fee table), $0.02 (cover page and page 8), $0.001 (cover page) and $0.15 (pages 4, 8 and 10) per share of common stock. It appears that you are offering only one type of security, shares of common stock, which all have the same identical terms. Since you are offering only one type of security, it is not appropriate to have more than one fixed price for your shares of common stock. Please revise your disclosure throughout to consistently disclose the single fixed price at which your selling shareholders will sell shares of your common stock until such shares are quoted on the OTC Bulletin Board.

3. You disclose that "after the date of this prospectus, we expect to have an application filed with the Financial Industry Regulatory Authority for our common stock to eligible for trading on the OTC Bulletin Board." Please expand this disclosure to clarify that you have not yet filed an application and disclose when you expect to file this application with FINRA.

Prospectus Summary, page 4

4. Please provide a brief description in this summary and a more comprehensive description in your Description of Business beginning on page 13 and notes to financial statements on page 20, of the products you are offering. For example, please define mortgage protection insurance and final expense insurance, the types of annuities you offer, e.g. fixed, variable or equity-indexed, and disclose the other life insurance products you sell and the percentage of your revenues which each product represented.

5. You state that you are a "profitable company," that you "have sufficient revenues to sustain operations," and you "expect to continue to generate revenue sufficient to cover [your] expenses, and to continue to allocate profits for growth." However, your financial statements indicate that your total expenses to date have exceeded your revenues, resulting in a net loss of $281,922 as of December 31, 2010 and your auditor has expressed substantial doubt regarding your ability to continue as a going concern. Please delete each of the statements referenced above and the similar statements on pages 6, 13, 33 and elsewhere throughout the registration statement.

6. Please provide us with the basis of your assertion that you expect to continue to grow indefinitely. Alternatively, delete this statement.

7. Please revise your disclosure here and in the section entitled Selling Security Holders to indicate that the $600,000 you have raised through the sale of your common stock was received through private placements and state when these private placements took place.

8. Consistent with the comment above concerning your disclosure regarding the fixed price of the common stock in the "Cover Page" section above, please revise your disclosure to

clarify that you are conducting one resale offering of your shares of common stock at one fixed price.

Risk Factors, page 5

9. Please revise your disclosure to remove the phrase "known and unknown," as you are expected to identify and disclose all material risks and it is not appropriate to imply to investors that there are material risks that you are unaware of.

10. As disclosed on page 16, your auditor has expressed substantial doubt regarding your ability to continue as a going concern. Please include a separate risk factor disclosing this information and its consequences in terms of your ability to raise capital or borrow money.

"The Company has a limited operating history upon which to base an evaluation of its business and prospects . . .," page 5

11. Please note in this risk factor that, to date, your total expenses have exceeded your revenues and disclose your net loss and your accumulated deficit.

"Our Operating Results will be volatile and difficult to predict. If the Company fails to meet the expectations of public market analysts and investors, the market price of our common stock may decline significantly," page 5

12. Since you are a new company with a limited operating history and modest assets and revenues, it is unlikely that any public market analysts will follow your company in the foreseeable future. Therefore, this aspect of the risk factor does not appear to be a material risk to you. You should revise both the header and the body of this risk factor to only describe the material risks to you and your business, including, among other things, removing the references to public market or securities analysts.

"The Insurance industry is highly competitive and is characterized by low gross profit margins and fixed costs . . .," page 6

13. Please revise this risk factor to indicate who your principal competitors have been to date and who you anticipate them being for the foreseeable future. Please include the same information in the Description of Business section.

"Regulatory changes could have significant material adverse effects on the Company," page 6

14. Please expand this risk factor to describe, in summary form, the regulatory environment you currently operate under and provide examples of the types of changes to this environment that you believe could create a material adverse effect.

"Our Quarterly results are significantly affected by many factors, and our results of operations for any one quarter are not necessarily indicative of our annual results of operations . . .," page 6

15. Please note that Item 503(c) of Regulation S-K requires that a risk factor completely describing the material risk involved follow each header. Please expand your disclosure to describe the material risk below the header. In addition, please distinguish this risk from the first two risk factors you have included in the Risk Factor section.

"We may raise additional capital through a securities offering that could dilute your ownership interest and voting rights," page 6

16. On page 4, you disclose that you "plan to raise the capital necessary to fund [your] business through the sale of equity securities." If true, revise this risk factor to clarify that you plan to raise capital in this manner.

17. Please note in this risk factor that you already have authorized two series of convertible preferred stock. Please briefly describe the terms of your Series A Preferred and Series B Preferred shares of stock, including the conversion rate and the voting, dividend and liquidation rights.

"Control of Company by Existing Security Holder," page 6

18. The material risk you are attempting to convey is somewhat unclear. Please expand both the header and body of this risk factor to state the combined percentage of your outstanding common shares owned by your Chief Executive Officer and your Chief Operating Officer and note that your investors will have no ability to influence corporate actions.

Selling Security Holders, page 9

19. Your disclosure indicates that the table provided sets forth the names of the selling shareholders, the number of shares owned, the number of shares registered by this prospectus and the number and percent of outstanding shares that the selling shareholders will own after the sale of registered shares, assuming all the shares are sold. However, the table provided does not provide all of this information. Please revise accordingly. In addition, please update the information provided in the table.

20. You disclose in your fee table, cover page, on pages 4 and 5 and in your legal opinion that you are offering 8,333,333 shares of common shares, in your selling security holder table you disclose that your security holders are offering 9,443,024 shares of common stock and on page 10 you disclose that you are offering 5,000,000 shares of common stock. Please amend your registration statement to consistently reflect the total number of shares included in your offering throughout the registration statement, including the fee table and in your legal opinion.

21. With respect to the note you have inserted at the bottom of this table, please indicate via an asterisk which of the selling security holders are the vendors and professional service providers you are referring to.

Description of Securities to be Registered, page 12

22. Please describe in this section the specific material terms of both the oral agreements that you entered into with vendors and professional service providers and of the investment agreements you entered into that you refer to at the top of page 5. You should fully explain the consideration offered and accepted in each of these agreements.

23. You disclose here and on pages 25, 31 and 39 that your "authorized capital stock consists of 1,000,000,000 shares of common stock." However, on pages 23 and 25 and in your Articles of Amendment to your Articles of Incorporation filed as Exhibit 3.2 you disclose that you have 100,000,000 authorized shares of common stock. Please revise to remove the inconsistency.

24. Please clarify where the number of authorized shares of Series A Preferred and Series B Preferred is stated in your charter documents as it does not appear to be specified in the Articles of Amendment to your Articles of Incorporation filed as Exhibit 3.2.

Interest of Named Experts and Counsel, page 13

25. In this section you refer to your consolidated financial statements as of and for the year ended December 31, 2010. However, based on the financial statements included in this registration statement, it appears that you have a fiscal year end as of June 30. Please revise to remove the inconsistency.

Description of Business

Business Development, page 13

26. You state that, while you were a development-stage company, you secured agreements and contracts from various insurance underwriters to market and sell their insurance products. Also on page 13, you disclose that you will generate your own products in-house and that you are generating your own products in-house. Please revise to remove all inconsistencies. In addition, if you are not currently generating your own products, when you expect to do so, and explain precisely how your business model operates, including, if applicable, the percent of your business that is derived from in-house products and from third party products.

27. Please note that, to the extent that you have entered into contracts with insurance underwriters to sell their products, you should describe the consideration, obligations,

term, and termination provisions of those agreements you consider to be material in this disclosure and file each such agreement as an exhibit to your registration statement.

28. You state here that you commenced selling in June 2010 but in your prospectus summary you state that you began generating revenue in December 2009. Please reconcile this discrepancy and clarify exactly when and how you initiated sales and began to produce revenue.

29. Your disclosure indicates a fiscal year end of July 31.   However, your audited financial statements included in this registration statement are for the fiscal year ended June 30, 2010.   Please clarify this discrepancy.

Executive Summary, page 13

30. Your disclosure in this section of your registration statement strongly resembles sales and employee recruitment literature. This disclosure does not fulfill the requirements of Item 101(h) of Regulation S-K and does not appear to be appropriate for this disclosure item or your disclosure in your registration statement in general. You should revise this entire discussion to explain to your potential investors the nature of your business, including, but not limited to, your principal products and services, the markets you service and hope to service in the foreseeable future, your competitive business position, your major customers (to the extent that you believe one or more of them to fit this description), the effects of governmental regulation on your operations and your number of employees. We refer you to Item 101(h) of Regulation S-K.

31. As you revise this disclosure, please note that adjectives and other descriptions such as "fastest-growing," "best," "first in the industry," "proven," etc. are generally not appropriate for a registration statement unless you can support such statements with an independent factual or statistical basis. Otherwise, to the extent such statement is consistent with your disclosures throughout the registration statement, you should ensure that you qualify each such assertion as one of opinion, and not fact.

Note 1 Summary of Significant Accounting Policies

Business Activity, page 20

32. Please indicate here, and elsewhere in your filing as requested, the actual business activities of the company as "insurance sales and marketing company specializing in mortgage protection" is vague.

Revenue Recognition, page 20

33. You indicate that you are an insurance sales and marketing company. Please present product and service revenues (and cost of revenues) separately on the face of the statement of operations. Also include your revenue recognition policy for each product

and service provided. Please clarify what event or circumstance triggers this revenue to be recognized, if the amount is estimated or if a lag in recognition occurs. Related to product sales, clarify in the disclosure when title and risks pass to the customer.

34. On page 14 you present a list of carriers for whom you have contractual arrangements. Please describe the terms of your arrangements and more specifically how you recognize revenue for them as when services are rendered is vague. Consider describing the significant terms of each material agreement and how the terms correlate to the revenue recognition policy.

35. You disclose that you recognize revenue when "…earned less estimated future doubtful accounts." Explain why it is appropriate for this estimate to directly reduce revenue rather than being provided in a separate account such Bad Debt Expense.

36. Please disclose your accounting policy for your cost of sales. Disclose what these costs entail. Explain to us why agent expenses and contract labor expenses are not included in your cost of sales.

Note 3 Capital Stock, page 31

37. You disclose that the fair value of the shares was determined using the fair value of the Company's common stock on the issue date which approximated the fair value of the services received. However, your disclosure on page 29 under Stock-Based Compensation states that the compensation expense is based on the fair value of the services rendered. Please revise you disclosures for consistency.

Note 6 Supplemental Cash Flow Information, page 31

38. Please remove the dashes and replace with zero ($0) or consider removing this disclosure if not applicable to your financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 32

39. Please revise to discuss any material changes in your results of operations with respect to the most recent fiscal year-to-date period for which an income statement is provided and the corresponding year-to-date period of the preceding fiscal year. See Item 303(b) of Regulation S-K.

40. To the extent material, please revise to disclose changes in revenues, costs of sales and expenses from various different products and/or changes in business sales from in-house products and third party products.

41. In your disclosure of your expenses, please revise to separately quantify the expenses attributable to agent expenses, consulting fees, contract labor, rent and other administrative expenses. Please also clarify what is included in other administrative expenses.

Liquidity and Capital Resources, page 34

42. Please disclose the amount of cash on hand as of a recent date.

Critical Accounting Policies, page 35

43. The intent of identifying critical policies is to identify those that require material assumptions and estimates which if different assumptions and estimates were made would materially affect the financial statements. For example, you identify derivative liabilities and stock based compensation as your critical accounting policies. If you believe these are your critical policies, please expand the disclosure for these policies to explain how these policies require significant estimates and to quantify the effect on the financial statements of changes in estimates in each year presented or explicitly state that changes in estimates were not material. If material changes in estimate have been recognized, fully explain the new information that became available and why that information could not be anticipated at the date the original estimate was made.

Management

Bios, page 36

44. Please identify the independent marketing organization founded by your Chief Executive Officer in 2003 and clarify whether or not he is still employed at or consulting with this company. We refer you to Item 401(e) of Regulation S-K.

45. It appears that both of your named executive officers may have other current employments. If this is so, please do the following:

   - Please disclose the number of hours per week which each officer will dedicate to your business. If this number is less than full-time employment, please consider adding a risk factor to disclose all the relevant risks to your business; and
   - Please disclose whether each officer's other current employment is a competitor or potential competitor of the company. If so, please add a risk factor that discloses all the relevant risks to your business.

Security Ownership of Certain Beneficial Owners and Management, page 38

46. You state that the percentages of common stock beneficially owned are based upon the number of issued and outstanding shares of common stock but 32,500,000 shares

represents a greater percentage of 74,694,846 shares than 32.50%. Please revise this table with the correct calculation.

Recent Sales of Unregistered Securities, page 39

47. You have not provided any information concerning sales of unregistered securities in the most recent fiscal year. Please explain in detail in this section when you issued the shares of common stock you are registering in this offering and any other unregistered securities issued in the most recent fiscal year. Specifically, you should state how many shares of common stock you issued and the date of each issuance as well as the exemption from registration you relied upon at each issuance. For those persons who you determined to be accredited investors, please explain how you made these determinations.

Exhibits and Financial Statement Schedules, page 39

48. Please revise your exhibit index to correctly reflect the exhibit numbers provided in Item 601 of Regulation S-K. For example, your legal opinion should be listed and filed as Exhibit 5.1, your consents of experts and counsel should be listed an filed as an Exhibit 23 and all material agreements should be listed and filed as an Exhibit 10.

49. Please provide an updated consent of your independent registered public accounting firm in your next amendment.

Signatures, page 40

50. Please amend your registration statement to indicate which of your named executive officers is currently serving as your principal financial officer and which is serving as your principal accounting officer or controller.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Donald Mitchell Brown, Esq.
        McMullen Associates LLC
        10701 McMullen Creek Pkwy
        Charlotte, NC 28226